UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: August 8, 2013	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

8 August 2013

CSR plc

(“CSR” or the “Company”)

Announcement of the exercise of options and sale of American Depositary Shares in the Company by a Director

Following the announcement on 5 August 2013 of trades which took place between 30 July and 1 August 2013 by Dr Levy Gerzberg, a non executive director of the Company, the Company announces that on 5 August 2013, Dr Gerzberg exercised a further 14,119 options to acquire CSR American Depository Shares (“ADS’s”) at an exercise price per ADS of $23.41. Each ADS represents 4 ordinary shares in CSR.

The options which Dr Gerzberg exercised were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

Dr Gerzberg sold the 14,119 CSR ADS’s which he received on the exercise of the options at an average sale price per ADS of $32.009364.

Following these transactions, Dr Gerzberg’s shareholding in the Company remains unchanged at 13,510 ADS’s.